UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Minolta Kabushiki Kaisha
(Name of Subject Company)

Minolta Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Konica Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Toshihiro Kataoka
Minolta Co., Ltd.
3-13, 2-Chome, Azuchi-Machi,
Chuo-ku, Osaka 541-8566, Japan
Telephone: (81) 6-6271-2621
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Masato Miyazaki
General Manager, Legal Department
Konica Corporation
26-2, 1-chome, Nishi-shinjuku
Shinjuku-ku, Tokyo 163-0512 Japan
(81) 3-3349-5244

Ellen J. Odoner, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310 8000

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not applicable.

(b) Not applicable.

Item 2. Informational Legends

Included in each document furnished as exhibits to this Form.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are furnished as exhibits to this Form:

Exhibit No.	Description
II(1)-1*	English translation of press release, dated January 7, 2003, issued by Konica Corporation and Minolta Co., Ltd. concerning the proposed integration of management between Konica Corporation and Minolta Co., Ltd. by means of a share exchange, together with "Notice to U.S. Investors".
II(1)-2**	English translation of press release, dated January 16, 2003, issued by Konica Corporation and Minolta Co., Ltd. announcing the share exchange ratio for the proposed share exchange.
II(1)-3	English translation of press release, dated May 15, 2003, issued by Konica Corporation and Minolta Co., Ltd. announcing the conclusion of the share exchange agreement between Konica Corporation and Minolta Co., Ltd.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Konica Corporation previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on January 10, 2003.

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* Previously furnished to the Commission as part of Form CB submitted on January 10, 2003.

** Previously furnished to the Commission as part of Amendment No. 1 to Form CB submitted on January 16, 2003.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Tsuyoshi Miyachi,
Director & Executive Officer,
Corporate Strategy Division
Konica Corporation

(Name and Title)

May 15, 2003

(Date)

Exhibit II(1)-3

Conclusion of a Stock Swap Contract for the Management Integration between Konica and Minolta

TOKYO, OSAKA (May 15, 2003) -- Konica Corporation (Fumio Iwai, president, TSE4902) and Minolta Co., Ltd. (Yoshikatsu Ota, president, TSE7753) resolved today, May 15, 2003, at the Board of Directors Meetings of both companies and concluded a stock swap contract based on "the letter of intent for the management integration", which is the basic agreement of the management integration through a stock swap, signed on January 7, 2003.

This contract is to be approved at the Ordinary General Shareholders' Meetings to be held on June 25, 2003 for Konica and on June 27, 2003 for Minolta. After getting its approval, Konica and Minolta will swap stocks on August 5, 2003, having Konica as a complete parent company and Minolta as a wholly owned subsidiary. After the stock swap, Konica will become a new integrated holding company, "Konica Minolta Holdings, Inc".

We have already announced the stock swap ratio on January 16, 2003, and we have confirmed, among others, by opinions of our respective financial advisors (Nomura Securities Co., Ltd. for Konica and Daiwa Securities SMBC Co., Ltd. for Minolta) that this ratio need not be changed since there is no significant change in the various prevailing conditions concerning stock swap ratio as agreed upon in "the letter of intent for the management integration".

1. **Stock Swap Ratio:**

	Konica Corporation (complete parent company)	Minolta Co., Ltd. (wholly owned subsidiary)
Stock Swap Ratio	1	0.621

2. **Shares to be Issued**
   Konica will newly issue 174,008,969 common shares for this stock swap, and for the shareholders in the Minolta's shareholders list (including beneficial shareholders) as of the day immediately before the swap date, Konica will allocate Konica's 0.621 common share for those who own Minolta's one common share. For this transaction, Konica will not pay stock swap grant to the Minolta's shareholders, however, dividend for the newly issued common shares will be calculated from April 1, 2003.

3. **Capital Increase and Capital Reserve**
   Konica will not increase its stated capital for the stock swap transactions. Capital reserve will be increased pursuant to Clause 1-2 of Article 288-2 of the Commercial Code of Japan.

4. Outline of the Companies Concerned in the Stock Swap

	As of March 31, 2003	As of March 31, 2003
(1) Company name	Konica Corporation	Minolta Co., Ltd.
(2) Business	Manufacture and sale of photographic films and papers, photographic processing units, photographic chemicals, copiers, cameras, optical supplies, etc.	Manufacture and sale of copiers, printers, cameras, optical units, radiometric instruments, planetariums, etc.
(3) Establishment	December 1936	November 1928
(4) Head Office	26-2, 1-chome, Nishi-shinjuku, Shinjuku-ku, Tokyo	3-13, 2-chome, Azuchi-machi, Chuo-ku, Osaka
(5) Representative	Fumio Iwai, President	Yoshikatsu Ota, President
(6) Capital	37,519 million yen	25,832 million yen
(7) Common stocks issued	357,655,368 shares	280,207,681 shares
(8) Shareholder's equity	165,730 million yen	86,378 million yen
(9) Total assets	363,817 million yen	269,196 million yen
(10) Fiscal Year End	March 31	March 31
(11) Number of employees	4, 032	3,200
(12) Major shareholders and ratio of their shares	• Japan Trustee Services Bank, Ltd. 10.31% • The Master Trust Bank of Japan, Ltd. 5.87% • UFJ Bank Limited 4.93% • The Bank of Tokyo-Mitsubishi, Ltd. 4.75% • UFJ Trust Bank Limited 2.90%	• The Master Trust Bank of Japan, Ltd. • 9.10% • Daido Life Insurance Company 5.20% • Sumitomo Mitsui Banking Corporation 4.94% • Risona Bank, Limited 4.92% • Japan Trustee Services Bank, Ltd. 4.38%

5. Business Results of the Last Three Fiscal Terms (Unconsolidated)

	Konica Corporation		
Fiscal Year Ended	March 31, 2001	March 31, 2002	March 31, 2003
Net Sales (millions of yen)	345,284	339,003	357,853
Operating income (millions of yen)	17,817	16,327	24,028
Recurring profit (millions of yen)	17,175	18,702	20,746
Net income (millions of yen)	3,653	(29,928)	6,481

Net income per share (yen)	10.21	(83.69)	18.00
Shareholders' dividend per share (yen)	10	10	10*
Shareholders' equity per share (yen)	550.61	456.18	463.77

	Minolta Co., Ltd.		
Fiscal Year Ended	March 31, 2001	March 31, 2002	March 31, 2003
Net Sales (millions of yen)	278,955	272,105	296,329
Operating income (millions of yen)	8,352	3,088	22,253
Recurring profit (millions of yen)	8,223	(1,531)	17,712
Net income (millions of yen)	2,476	(33,596)	11,969
Net income per share (yen)	8.84	(119.90)	42.74
Shareholders' dividend per share (yen)	6	–	3*
Shareholders' equity per share (yen)	359.00	265.22	308.60

*Shareholders' dividend per share for the fiscal year ended March 31, 2003 is subject to the approval of the Ordinary General Shareholders' Meetings of Konica and Minolta, respectively.

6. The Date of Stock Swap

It is scheduled on August 5, 2003.

7. Outline of the New Company after the Stock Swap

(The new company will be formed on condition that the stock swap contract is approved at the Ordinary General Shareholders' Meetings of Konica and Minolta.)

Company name	Konica Minolta Holdings, Inc.
Nature of company	Holding company
Head office	1-6-1, Marunouchi, Chiyoda-ku, Tokyo
Representatives	President & Representative Executive Officer: Fumio Iwai Vice President & Representative Executive Officer: Yoshikatu Ota
Capital	37,519 million yen

8. Upcoming Schedule

June 25, 2003 Konica's Ordinary General Meeting of Shareholders (Approval of the stock swap contract)

June 27, 2003 Minolta's Ordinary General Meeting of Shareholders (Approval of the stock swap contract)

June 28, 2003 Public notification requesting to submit Minolta's stock

	certificate
August 4, 2003	Deadline for submitting Minolta's stock certificate
August 5, 2003	Stock swap date, Establishment of Konica Minolta Holdings, Inc.

9. After the stock swap scheduled on August 5, 2003, the medium-term business plan will duly be announced shortly.

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Notice to U.S. Investors

This press release includes forward-looking statements that reflect the plans and expectations of Konica Corporation and Minolta Co., Ltd., in relation to the proposed share exchange and integration of management and the benefits resulting from them. To the extent that statements in this press release do not relate to historical or current facts, they constitute forward-looking statements. The forward-looking statements are based on the current assumptions and beliefs of Konica Corporation and Minolta Co., Ltd. in light of the information available to them, and involve known and unknown risks and uncertainties. Potential risks and uncertainties include, but are not limited to, the ability of Konica Corporation and Minolta Co., Ltd. to integrate their operations effectively, as well as the factors identified under "Forward-Looking Statements" of the Annual Report 2002 of Konica Corporation and "Disclaimer Regarding Forward-Looking Statements" of the Annual Report 2002 of Minolta Co., Ltd. Such risks, uncertainties and other factors may cause the actual results, performance or financial position of the new corporate group referred to in this press release to differ materially from those expressed or implied in the forward-looking statements. Konica Corporation and Minolta Co., Ltd. undertake no obligation to update publicly any forward-looking statements after the date of this press release.

This press release relates to a proposed share exchange which involves the securities of two Japanese companies, Konica Corporation and Minolta Co., Ltd. The share exchange is subject to Japanese disclosure requirements that are different from those of the United States. Financial information included in the document has been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Konica Corporation and Minolta Co., Ltd. are located in Japan, and some or all of their officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Konica Corporation and Minolta Co., Ltd. may purchase securities otherwise than under the share exchange, such as in open market or privately negotiated purchases.